Exhibit 99.1
Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors
Summit Materials, LLC:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Summit Materials, LLC and subsidiaries (the Company) as of January 1, 2022 and January 2, 2021, the related consolidated statements of operations, comprehensive income, cash flows, and changes in members’ interests for each of the fiscal years in the three-year period ended January 1, 2022 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2022 and January 2, 2021, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended January 1, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognized over time on paving and related services contracts
As discussed in Notes 1 and 4 to the consolidated financial statements, the Company earns revenue from providing paving and related services, which are recognized over time as performance obligations are satisfied. The Company recognizes paving and related services revenue as services are rendered based on the proportion of costs incurred to date relative to total estimated costs to complete. For the year ended January 1, 2022, the Company recognized service revenue related to paving and related services of $309 million.

We identified the assessment of revenue recognized over time on paving and related services contracts in-progress as a critical audit matter. Paving and related services contracts in-progress required challenging auditor judgment to evaluate the forecast of remaining costs to complete, which had a significant impact on the amount of revenue recognized during the period.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s revenue recognition process related to paving and related services, including controls over the forecasting of estimated costs to complete. We selected a sample of in-progress paving and related services costs incurred and compared the amounts and dates incurred to underlying supporting documentation. We analyzed prior year end in-progress contracts that were completed in the current year to evaluate the Company’s ability to accurately estimate paving and related services contract forecasted costs to complete. For certain contracts, we evaluated the estimated costs to complete by performing project manager interviews to obtain an understanding of the facts and circumstances of each selected contract, including changes in scope to the contract, additional estimated costs to complete, and expected completion date. For certain contracts, we also confirmed with the Company’s customers that the original contract amount, terms of the contact, modifications and billings to the customer were accurate.

/s/ KPMG LLP

We have served as the Company’s auditor since 2012.
Denver, Colorado
February 24, 2022

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
January 1, 2022 and January 2, 2021
(In thousands)

	2021	2020
Assets
Current assets:
Cash and cash equivalents	$380,961	$418,181
Accounts receivable, net	287,226	254,696
Costs and estimated earnings in excess of billings	7,600	8,666
Inventories	180,760	200,308
Other current assets	13,063	11,428
Total current assets	869,610	893,279
Property, plant and equipment	1,842,908	1,850,169
Goodwill	1,164,750	1,202,291
Intangible assets	69,396	47,852
Operating lease right-of-use assets	30,150	28,543
Other assets	58,745	55,000
Total assets	$4,035,559	$4,077,134
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$6,354	$6,354
Current portion of acquisition-related liabilities	13,110	7,827
Accounts payable	128,843	121,422
Accrued expenses	148,136	160,801
Current operating lease liabilities	6,497	8,188
Billings in excess of costs and estimated earnings	7,401	16,499
Total current liabilities	310,341	321,091
Long-term debt	1,591,019	1,892,347
Acquisition-related liabilities	33,369	12,246
Noncurrent operating lease liabilities	28,880	21,500
Other noncurrent liabilities	187,006	167,182
Total liabilities	2,150,615	2,414,366
Commitments and contingencies (see note 15)
Members' equity	1,507,859	1,459,211
Accumulated earnings	393,111	222,140
Accumulated other comprehensive loss	(16,026)	(18,583)
Total members' interest	1,884,944	1,662,768
Total liabilities and members' interest	$4,035,559	$4,077,134

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended January 1, 2022, January 2, 2021 and December 28, 2019
(In thousands)

	2021	2020	2019
Revenue:
Product	$1,923,285	$1,824,679	$1,724,462
Service	309,411	310,075	306,185
Net revenue	2,232,696	2,134,754	2,030,647
Delivery and subcontract revenue	176,973	197,697	191,493
Total revenue	2,409,669	2,332,451	2,222,140
Cost of revenue (excluding items shown separately below):
Product	1,314,416	1,254,849	1,199,403
Service	245,021	258,108	255,120
Net cost of revenue	1,559,437	1,512,957	1,454,523
Delivery and subcontract cost	176,973	197,697	191,493
Total cost of revenue	1,736,410	1,710,654	1,646,016
General and administrative expenses	196,728	182,873	156,129
Depreciation, depletion, amortization and accretion	229,366	221,320	217,102
Gain on sale of property, plant and equipment	(5,900)	(7,569)	(10,665)
Operating income	253,065	225,173	213,558
Interest expense	92,178	103,291	115,988
Loss on debt financings	6,016	4,064	14,565
Gain on sale of businesses	(20,011)	—	—
Other income, net	(17,038)	(3,982)	(11,977)
Income from operations before taxes	191,920	121,800	94,982
Income tax expense	20,949	1,063	6,385
Net income attributable to Summit LLC	$170,971	$120,737	$88,597

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended January 1, 2022, January 2, 2021, and December 28, 2019
(In thousands)

	2021	2020	2019
Net income	$170,971	$120,737	$88,597
Other comprehensive income (loss):
Postretirement liability adjustment	1,303	(2,229)	(1,925)
Foreign currency translation adjustment	1,254	4,617	4,716
Income on cash flow hedges	—	—	(146)
Other comprehensive income	2,557	2,388	2,645
Comprehensive income attributable to Summit LLC	$173,528	$123,125	$91,242

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended January 1, 2022, January 2, 2021, and December 28, 2019
(In thousands)

	2021	2020	2019
Cash flow from operating activities:
Net income	$170,971	$120,737	$88,597
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	235,216	227,513	222,341
Share-based compensation expense	19,705	28,857	20,403
Net gain on asset and business disposals	(25,559)	(7,548)	(10,294)
Non-cash loss on debt financings	2,116	4,064	2,850
Change in deferred tax asset, net	12,496	(2,862)	6,350
Other	(2,249)	619	(2,135)
Decrease (increase) in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	(31,292)	5,467	(37,049)
Inventories	3,815	3,339	8,582
Costs and estimated earnings in excess of billings	(394)	4,535	5,558
Other current assets	(2,483)	472	5,465
Other assets	7,748	10,264	5,085
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	4,593	(4,231)	18,208
Accrued expenses	(6,601)	15,476	8,335
Billings in excess of costs and estimated earnings	(7,138)	2,616	1,988
Other liabilities	(19,015)	(449)	(7,100)
Net cash provided by operating activities	361,929	408,869	337,184
Cash flow from investing activities:
Acquisitions, net of cash acquired	(19,513)	(123,477)	(5,392)
Purchases of property, plant and equipment	(211,982)	(177,249)	(177,495)
Proceeds from the sale of property, plant and equipment	11,674	14,018	21,173
Proceeds from sale of businesses	128,337	—	—
Other	236	1,121	(1,095)
Net cash used in investing activities	(91,248)	(285,587)	(162,809)
Cash flow from financing activities:
Capital contributions by member	32,451	1,043	19,076
Proceeds from debt issuances	—	700,000	300,000
Debt issuance costs	—	(9,605)	(6,312)
Payments on debt	(329,010)	(674,045)	(270,229)
Payments on acquisition-related liabilities	(7,860)	(30,757)	(31,383)
Distributions	(2,500)	(2,500)	(2,500)
Other	(1,008)	(907)	(502)
Net cash used in financing activities	(307,927)	(16,771)	8,150
Impact of foreign currency on cash	26	351	286
Net (decrease) increase in cash	(37,220)	106,862	182,811
Cash and cash equivalents – beginning of period	418,181	311,319	128,508
Cash and cash equivalents – end of period	$380,961	$418,181	$311,319
See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Changes in Members’ Interest
Years ended January 1, 2022, January 2, 2021 and December 28, 2019
(In thousands)

	Total Member’s Interest
			Accumulated
			other	Total
	Member’s	Accumulated	comprehensive	member’s
	equity	deficit	loss	interest
Balance — December 29, 2018	$1,396,241	$12,806	$(23,616)	$1,385,431
Net contributed capital	19,076	—	—	19,076
Net income	—	88,597	—	88,597
Other comprehensive loss	—	—	2,645	2,645
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	20,403	—	—	20,403
Shares redeemed to settle taxes and other	(502)	—	—	(502)
Balance — December 28, 2019	$1,432,718	$101,403	$(20,971)	$1,513,150
Net contributed capital	1,043	—	—	1,043
Net income	—	120,737	—	120,737
Other comprehensive income	—	—	2,388	2,388
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	28,857	—	—	28,857
Shares redeemed to settle taxes and other	(907)	—	—	(907)
Balance — January 2, 2021	$1,459,211	$222,140	$(18,583)	$1,662,768
Net contributed capital	32,451	—	—	32,451
Net income	—	170,971	—	170,971
Other comprehensive income	—	—	2,557	2,557
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	19,705	—	—	19,705
Shares redeemed to settle taxes and other	(1,008)	—	—	(1,008)
Balance — January 1, 2022	$1,507,859	$393,111	$(16,026)	$1,884,944

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “is,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Principles of Consolidation–The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member’s interest and net income separately to the controlling and noncontrolling interests. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the initial public offering (“IPO”) and concurrent purchase of the noncontrolling interests Continental Cement Company, L.L.C. (“Continental Cement”), a 30% redeemable ownership in Continental Cement. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting.

The Company’s fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The year ended January 2, 2021 was a 53-week year.

Use of Estimates— Preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 21 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Kansas and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in 2021, 2020 or 2019.

Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the collectability of individual accounts. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment terms. Balances that remain outstanding after reasonable collection efforts are exercised are written off through a charge to the valuation allowance.

The balances billed but not paid by customers, pursuant to retainage provisions included in contracts, are generally due upon completion of the contracts.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants.

Products

We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products, net of discounts or allowances, if any, and freight and delivery charges billed to customers. Revenue for product sales is recognized when evidence of an arrangement exists and when control passes, which generally is when the product is shipped.

Aggregates and cement products are sold point-of-sale through purchase orders. When the product is sold on account, collectability typically occurs 30 to 60 days after the sale. Revenue is recognized when cash is received from the customer at the point of sale or when the products are delivered or collected on site. There are no other timing implications that will create a contract asset or liability, and contract modifications are unlikely given the timing and nature of the transaction. Material sales are likely to have multiple performance obligations if the product is sold with delivery. In these instances, delivery most often occurs on the same day as the control of the product transfers to the customer. As a result, even in the case of multiple performance obligations, the performance obligations are satisfied concurrently and revenue is recognized simultaneously.

Services

We earn revenue from the provision of services, which are primarily paving and related services, but also include landfill operations and the receipt and disposal of waste that is converted to fuel for use in our cement plants. Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

Collectability of service contracts is due reasonably after certain milestones in the contract are performed. Milestones vary by project, but are typically calculated using monthly progress based on the percentage of completion or a customer’s engineer review of progress. The majority of the time, collection occurs within 90 days of billing and cash is received within the same fiscal year as services performed. On most projects, the customer will withhold a portion of the invoice for retainage, which may last longer than a year depending on the job.

Revenue derived from paving and related services is recognized over time based on the proportion of costs incurred to date relative to the total estimated costs at completion, which approximates progress towards completion. Under this method, we recognize paving and related services revenue as services are rendered. The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts, and therefore, revenue, are opened and completed within one year, with most activity during the spring, summer and fall. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on input measures. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of estimated profits on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

The actual cost to total estimated cost method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts. No material adjustments to a contract were recognized in the year ended January 1, 2022.

We recognize claims when the amount of the claim can be estimated reliably and it is legally enforceable. In evaluating these criteria, we consider the contractual basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs and the objective evidence available to support the claim.

When the contract includes variable consideration, we estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to a customer. The amount of estimated variable consideration included in the transaction price is the amount for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Types of variable consideration include, but are not limited to, liquidated damages and other performance penalties and production and placement bonuses.

The majority of contract modifications relate to the original contract and are often an extension of the original performance obligation. Predominately, modifications are not distinct from the terms in the original contract; therefore, they are considered part of a single performance obligation. We account for the modification using a cumulative catch-up adjustment. However, there are instances where goods or services in a modification are distinct from those transferred prior to the modification. In these situations, we account for the modifications as either a separate contract or prospectively depending on the facts and circumstances of the modification.

Generally, construction contracts contain mobilization costs which are categorized as costs to fulfill a contract. These costs are excluded from any measure of progress toward contract fulfillment. These costs do not result in the transfer of control of a good or service to the customer and are amortized over the life of the contract.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts on the percentage of completion method for which billings had not been presented to customers because the amounts were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at the balance sheet date are expected to be billed in following periods. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized.

Inventories—Inventories consist of stone that has been removed from quarries and processed for future sale, cement, raw materials and finished concrete blocks. Inventories are valued at the lower of cost or net realizable value and are accounted for on a first-in first-out basis or an average cost basis. If items become obsolete or otherwise unusable or if quantities exceed what is projected to be sold within a reasonable period of time, they will be charged to costs of revenue in the period that the items are designated as obsolete or excess inventory. Stripping costs are costs of removing overburden and waste material to access aggregate materials and are expensed as incurred.

Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred.

Landfill airspace is included in property, plant and equipment at cost and is amortized based on the portion of the airspace used during the period compared to the gross estimated value of available airspace, which is updated periodically as circumstances dictate. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in general and administrative expenses.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods.

Property, plant and equipment is tested for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. As a result, the property, plant and equipment impairment test is at a significantly lower level than the level at which goodwill is tested for impairment. In markets where the Company does not produce downstream products, such as ready-mix concrete, asphalt paving mix and paving and related services, the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a group of aggregates operations collectively serving a local market or the cement operations. Conversely, in vertically-integrated markets, the cash flows of the downstream and upstream businesses are not largely independently identifiable and the vertically-integrated operations are considered the lowest level of largely independent identifiable cash flows.

Aggregates mineral bearing land and interests are included in property, plant and equipment. When leased mineral interests are acquired during a business combination, they are valued using an excess earnings approach for the life of the proven and probable reserves. Depletion expense is recorded using a units of production methodology.

Accrued Mining and Landfill Reclamation—The mining reclamation reserve and financial commitments for landfill closure and post-closure activities are based on management’s estimate of future cost requirements to reclaim property at both currently operating and closed sites. Estimates of these obligations have been developed based on management’s interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Costs are estimated in current dollars, inflated until the expected time of payment, and then discounted back to present value using a credit-adjusted risk-free rate on obligations of similar maturity, adjusted to reflect the Company’s credit rating. Changes in the credit-adjusted risk-free rate do not change recorded liabilities. However, subsequent increases in the recognized obligations are measured using a current credit-adjusted risk-free rate. Decreases in the recognized obligations are measured at the initial credit-adjusted risk-free rate.

Significant changes in inflation rates, or the amount or, timing of future cost estimates typically result in both (1) a current adjustment to the recorded liability (and corresponding adjustment to the asset) and (2) a change in accretion of the liability and depreciation of the asset to be recorded prospectively over the remaining capacity of the unmined quarry or landfill.

Goodwill—Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill recorded in connection with the Company’s acquisitions is primarily attributable to the expected profitability, assembled workforces of the acquired businesses and the synergies expected to arise after the Company’s acquisition of those businesses. Goodwill is not amortized, but is tested annually for impairment as of the first day of the fourth quarter and at any time that events or circumstances indicate that goodwill may be impaired. A qualitative approach may first be applied to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, the two-step quantitative impairment test is then performed, otherwise further analysis is not required. The two-step impairment test first identifies potential goodwill impairment for each reporting unit and then, if necessary, measures the amount of the impairment loss.

Income Taxes—As a limited liability company, the Company’s federal and state income tax attributes are generally passed to its member. However, certain subsidiaries, or subsidiary groups, of the Company are taxable entities subject to income taxes in the United States and Canada, the provisions for which are included in the consolidated financial statements. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

The Company’s deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future. The computed deferred balances are based on enacted tax laws and applicable rates for the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines it would be able to realize its deferred tax assets for which a valuation allowance had been recorded then an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company evaluates the tax positions taken on income tax returns that remain open and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized is recognized. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense (benefit).

Prior Year Reclassifications — We reclassified $126.7 million and $119.7 million of fixed overhead expenses related to production activities from general and administrative expenses to cost of revenue for the years ended 2020 and 2019, respectively, to conform to the current year presentation

New Accounting Standards — In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which reduces the accounting complexity of implementing a cloud computing service arrangement. The ASU aligns the capitalization of implementation costs among hosting arrangements and costs incurred to develop internal-use software. We adopted this ASU in the first quarter of 2020 and the adoption of this ASU did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-14, Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework Changes to The Disclosure Requirements for Defined Benefits Plans, which modifies the disclosure requirements of employer-sponsored defined benefit and other postretirement benefits plans. The ASU is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The adoption of this new ASU did not have a material impact on our consolidated financial results.

(2) Acquisitions and Dispositions

The Company has completed numerous acquisitions since its formation. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. Goodwill acquired during a business combination has an indefinite life and is not amortized. The following table summarizes the Company’s acquisitions by region and period:

	2021	2020	2019
West	—	2	2
East	3	1	—

The purchase price allocation, primarily the valuation of property, plant and equipment for the acquisitions completed during the year end ended 2021 have not yet been finalized due to the recent timing of the acquisitions, status of the valuation of property, plant and equipment and finalization of related tax returns. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	2021	2020
Financial assets	$—	$8,696
Inventories	2,406	2,856
Property, plant and equipment	19,668	130,042
Intangible assets	702	—
Other assets	98	2,790
Financial liabilities	(1,742)	(4,469)
Other long-term liabilities	(470)	(16,069)
Net assets acquired	20,662	123,846
Goodwill	—	—
Purchase price	20,662	123,846
Acquisition-related liabilities	(1,149)	—
Other	—	(369)
Net cash paid for acquisitions	$19,513	$123,477

Acquisition-Related Liabilities—A number of acquisition-related liabilities have been recorded subject to terms in the relevant purchase agreements, including deferred consideration and noncompete payments. Noncompete payments have been accrued where certain former owners of newly acquired companies have entered into standard noncompete arrangements. Subject to terms and conditions stated in these noncompete agreements, payments are generally made over a five-year period. Deferred consideration is purchase price consideration paid in the future as agreed to in the purchase agreement and is not contingent on future events. Deferred consideration is generally scheduled to be paid in years ranging from 5 to 20 years in annual installments. The remaining payments due under these noncompete and deferred consideration agreements are as follows:

2022	$13,001
2023	12,167
2024	6,870
2025	7,317
2026	6,068
Thereafter	10,385
Total scheduled payments	55,808
Present value adjustments	(10,697)
Total noncompete obligations and deferred consideration	$45,111

Accretion on the deferred consideration and noncompete obligations is recorded in interest expense.

During 2021, as part of the Company's Elevate Summit strategy to rationalize assets, the Company sold seven businesses in the East segment and one business in the West segment, resulting in total cash proceeds of $128.3 million and a net gain on disposition of business of $20.0 million.

(3) Goodwill

As of January 1, 2022, the Company had 11 reporting units with goodwill for which the annual goodwill impairment test was completed. We perform the annual impairment test on the first day of the fourth quarter each year. We initially perform a qualitative analysis. As a result of this analysis, it was determined that it is more likely than not that the fair value of seven reporting units were greater than its carrying value. For the remaining reporting units we perform a two-step quantitative analysis. Step 1 of that analysis compares the estimated the fair value of the reporting units using an income approach (i.e., a discounted cash flow technique) and a market approach to the carrying value of the reporting unit. If the estimated fair value exceeds its carrying value, the goodwill of the reporting unit is not considered impaired. If the carrying value of the reporting unit exceeds its fair value, we proceed to the second step to measure the amount of potential impairment loss. Based on this analysis, it was determined that the reporting units’ fair values were greater than their carrying values and no impairment charges were recognized in 2021.

These estimates of a reporting unit’s fair value involve significant management estimates and assumptions, including but not limited to sales prices of similar assets, assumptions related to future profitability, cash flows, and discount rates. These estimates are based upon historical trends, management’s knowledge and experience and overall economic factors, including projections of future earnings potential. Developing discounted future cash flow estimates in applying the income approach required management to evaluate its intermediate to longer-term strategies, including, but not limited to, estimates about revenue growth, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows required the selection of risk premiums, which can materially affect the present value of estimated future cash flows.

The following table presents goodwill by reportable segments and in total:

	West	East	Cement	Total
Balance—December 28, 2019	$585,617	$410,426	$204,656	$1,200,699
Acquisitions (1)	19	—	—	19
Foreign currency translation adjustments	1,573	—	—	1,573
Balance—January 2, 2021	$587,209	$410,426	$204,656	$1,202,291
Dispositions (2)	(16,222)	(21,841)	—	(38,063)
Foreign currency translation adjustments	522	—	—	522
Balance—January 1, 2022	$571,509	$388,585	$204,656	$1,164,750
______________________
(1)Reflects goodwill from 2020 acquisitions and working capital adjustments from prior year acquisitions.
(2)Reflects goodwill derecognition from dispositions completed during 2021.

(4) Revenue Recognition

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide, and is recognized based on the proportion of costs incurred to date relative to the total estimated costs at completion. The majority of our construction service contracts, and therefore revenue, are opened and completed within one year, with the most activity during the spring, summer and fall.

Revenue by product for the years ended January 1, 2022, January 2, 2021 and December 28, 2019 consisted of the following:

	2021	2020	2019
Revenue by product*:
Aggregates	$573,157	$498,007	$469,670
Cement	282,081	257,629	266,235
Ready-mix concrete	702,062	668,060	607,622
Asphalt	311,046	349,350	330,750
Paving and related services	337,311	381,430	360,234
Other	204,012	177,975	187,629
Total revenue	$2,409,669	$2,332,451	$2,222,140
______________________
*Revenue from the liquid asphalt terminals is included in asphalt revenue.

The following table outlines the significant changes in contract assets and contract liability balances from January 2, 2021 to January 1, 2022. Also included in the table is the net change in the estimate as a percentage of aggregate revenue for such contracts:

	Costs and estimated	Billings in excess
	earnings in	of costs and
	excess of billings	estimated earnings
Balance—January 2, 2021	$8,666	$16,499
Changes in revenue billed, contract price or cost estimates	(95)	(8,969)
Divestitures	(967)	(131)
Other	(4)	2
Balance—January 1, 2022	$7,600	$7,401

Accounts receivable, net consisted of the following as of January 1, 2022 and January 2, 2021:

	2021	2020
Trade accounts receivable	$230,714	$191,871
Construction contract receivables	47,054	47,179
Retention receivables	13,094	18,824
Receivables from related parties	292	1,339
Accounts receivable	291,154	259,213
Less: Allowance for doubtful accounts	(3,928)	(4,517)
Accounts receivable, net	$287,226	$254,696

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

(5) Inventories
Inventories consisted of the following as of January 1, 2022 and January 2, 2021:

	2021	2020
Aggregate stockpiles	$130,640	$137,938
Finished goods	22,690	32,993
Work in process	8,277	9,281
Raw materials	19,153	20,096
Total	$180,760	$200,308

(6) Property, Plant and Equipment, net and Intangibles, net

Property, plant and equipment, net consisted of the following as of January 1, 2022 and January 2, 2021:

	2021	2020
Mineral bearing land and leased interests	$535,198	$468,966
Land (non-mineral bearing)	196,843	197,432
Buildings and improvements	185,472	181,198
Plants, machinery and equipment	1,405,694	1,397,410
Mobile equipment and barges	560,515	543,133
Truck and auto fleet	54,700	56,163
Landfill airspace and improvements	52,258	52,202
Office equipment	47,389	45,942
Construction in progress	71,352	40,648
Property, plant and equipment	3,109,421	2,983,094
Less accumulated depreciation, depletion and amortization	(1,266,513)	(1,132,925)
Property, plant and equipment, net	$1,842,908	$1,850,169

Depreciation on property, plant and equipment, including assets subject to capital leases, is generally computed on a straight-line basis. Depletion of mineral reserves and leased mineral interests are computed based on the portion of the reserves used during the period compared to the gross estimated value of proven and probable reserves, which is updated periodically as circumstances dictate. Leasehold improvements are amortized on a straight-line basis over the lesser of the asset’s useful life or the remaining lease term. The estimated useful lives are generally as follows:

Buildings and improvements	10 - 30	years
Plant, machinery and equipment	7 - 20	years
Office equipment	3 - 7	years
Truck and auto fleet	5 - 8	years
Mobile equipment and barges	6 - 8	years
Landfill airspace and improvements	10 - 30	years
Other	4 - 20	years

Depreciation, depletion and amortization expense of property, plant and equipment was $195.1 million, $195.3 million and $196.8 million in the years ended January 1, 2022, January 2, 2021 and December 28, 2019, respectively.

Property, plant and equipment at January 1, 2022 and January 2, 2021 included $69.0 million and $92.7 million, respectively, of finance leases for certain equipment and a building with accumulated amortization of $31.4 million and $32.8 million, respectively. The equipment leases generally have terms of less than five years and the building lease had an original term of 30 years. Approximately $17.6 million and $24.6 million of the future obligations associated with the finance leases are included in accrued expenses as of January 1, 2022 and January 2, 2021, respectively, and the present value of the remaining finance lease payments, $15.0 million and $31.7 million, respectively, is included in other noncurrent liabilities on the consolidated balance sheets. Future minimum rental commitments under long-term finance leases are $18.7 million, $7.8 million, $3.2 million, $2.6 million, and $1.0 million for the years ended 2022, 2023, 2024, 2025 and 2026, respectively.

Assets are assessed for impairment charges when identified for disposition. The net gain from asset dispositions recognized in general and administrative expenses in fiscal years 2021, 2020 and 2019 was $5.9 million, $7.6 million and $10.7 million, respectively. No material impairment charges have been recognized on assets held for use in fiscal 2021, 2020 or 2019.

Intangible Assets—The Company’s intangible assets subject to amortization are primarily composed of operating permits, mineral lease agreements and reserve rights. Operating permits relate to permitting and zoning rights acquired outside of a business combination. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases or permits, or computed based on the portion of the reserves used during the period compared to the gross estimated value of proven and probable reserves. The following table shows intangible assets by type and in total:

	January 1, 2022			January 2, 2021
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Operating permits	$33,671	$(2,467)	$31,204	$33,671	$(1,207)	$32,464
Mineral leases	19,927	(8,922)	11,005	19,225	(7,571)	11,654
Reserve rights	25,586	(3,329)	22,257	6,234	(2,504)	3,730
Other	5,481	(551)	4,930	586	(582)	4
Total intangible assets	$84,665	$(15,269)	$69,396	$59,716	$(11,864)	$47,852

Amortization expense in fiscal 2021, 2020 and 2019 was $3.7 million, $2.7 million and $2.1 million, respectively. The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

2022	$4,145
2023	4,012
2024	3,916
2025	3,872
2026	3,727
Thereafter	49,724
Total	$69,396

(7) Accrued Expenses

Accrued expenses consisted of the following as of January 1, 2022 and January 2, 2021:

	2021	2020
Interest	$22,762	$21,860
Payroll and benefits	38,894	46,026
Finance lease obligations	17,624	24,601
Insurance	20,480	18,355
Non-income taxes	20,069	15,900
Deferred asset purchase payments	4,912	9,749
Professional fees	1,524	828
Other (1)	21,871	23,482
Total	$148,136	$160,801
______________________
(1)Consists primarily of current portion of asset retirement obligations and miscellaneous accruals.

(8) Debt

Debt consisted of the following as of January 1, 2022 and January 2, 2021:

	2021	2020
Term Loan, due 2024:
$610.0 million and $616.3 million, net of $0.7 million and $0.9 million discount at January 1, 2022 and January 2, 2021, respectively	$609,298	$615,425
5 1⁄8% Senior Notes, due 2025	—	300,000
6 1⁄2% Senior Notes, due 2027	300,000	300,000
5 1⁄4% Senior Notes, due 2029	700,000	700,000
Total	1,609,298	1,915,425
Current portion of long-term debt	6,354	6,354
Long-term debt	$1,602,944	$1,909,071

The contractual payments of long-term debt, including current maturities, for the five years subsequent to January 1, 2022, are as follows:

2022	$6,354
2023	6,354
2024	597,252
2025	—
2026	—
Thereafter	1,000,000
Total	1,609,960
Less: Original issue net discount	(662)
Less: Capitalized loan costs	(11,925)
Total debt	$1,597,373

Senior Notes—On September 27, 2021, Summit LLC and Summit Finance (together, the “Issuers”) redeemed all $300.0 million in aggregate principal amount of their 5.125% senior notes due June 1, 2025 (the "2025 Notes") using existing cash on hand at a price equal to par plus an applicable premium and the indenture under which the 2025 Notes were issued was satisfied and discharged. As a result of the redemption, charges of $6.0 million were recognized in the quarter ended October 2, 2021, which included charges of $3.9 million for the applicable redemption premium and $2.1 million for the write-off of the deferred financing fees.

On August 11, 2020, the Issuers issued $700.0 million in aggregate principal amount of 5.250% senior notes due January 15, 2029 (the “2029 Notes”). The 2029 Notes were issued at 100.0% of their par value with proceeds of $690.4 million, net of related fees and expenses. The 2029 Notes were issued under an indenture dated August 11, 2020 (the "2020 Indenture"). The 2020 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2020 Indenture also contains customary events of default. Interest on the 2029 Notes is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 2021.

In August 2020, using the proceeds from the 2029 Notes, all of the outstanding $650.0 million 6.125% senior notes due 2023 (the “2023 Notes”) were redeemed at a price equal to par and the indenture under which the 2023 Notes were issued was satisfied and discharged. As a result of the extinguishment, charges of $4.1 million were recognized in the quarter ended September 26, 2020, which included charges of $0.8 million for the write-off of original issue discount and $3.3 million for the write-off of deferred financing fees.

On March 15, 2019, the Issuers issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019, the terms of which are generally consistent with the 2020 Indenture. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

In March 2019, using the proceeds from the 2027 Notes, all of the outstanding $250.0 million 8.500% senior notes due 2022 (the “2022 Notes”) were redeemed at a price equal to par plus an applicable premium and the indenture under which the 2022 Notes were issued was satisfied and discharged. As a result of the extinguishment, charges of $14.6 million were recognized in the quarter ended March 30, 2019, which included charges of $11.7 million for the applicable redemption premium and $2.9 million for the write-off of deferred financing fees.

In 2017, the Issuers issued $300.0 million of 5.125% senior notes due June 1, 2025 (the “2025 Notes”). The 2025 Notes were issued at 100.0% of their par value with proceeds of $295.4 million, net of related fees and expenses. Interest on the 2025 Notes was payable semi-annually on June 1 and December 1 of each year commencing on December 1, 2017. The 2025 Notes were paid in full in September 2021 using cash on hand.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the “2023 Notes” and collectively with the 2022 Notes and the 2027 Notes, the “Senior Notes”). Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July

8, 2015, the terms of which are generally consistent with the 2020 Indenture. The 2023 Notes were paid in full in August 2020 as noted above.

As of January 1, 2022 and January 2, 2021, the Company was in compliance with all covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $345.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December, commencing with the March 2018 payment. The unpaid principal balance is due in full on the maturity date, which is November 21, 2024.

On February 25, 2019, Summit LLC entered into Incremental Amendment No. 4 to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”) which, among other things, increased the total amount available under the revolving credit facility to $345.0 million and extended the maturity date of the Credit Agreement with respect to the revolving credit commitments to February 25, 2024.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.00% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.00% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of January 1, 2022 or January 2, 2021. As of January 1, 2022, we had remaining borrowing capacity of $327.1 million under the revolving credit facility, which is net of $17.9 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of January 1, 2022 and January 2, 2021, Summit LLC was in compliance with all financial covenants under the Credit Agreement.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the years ended January 1, 2022 and January 2, 2021:

Deferred financing fees
Balance—December 28, 2019	$15,436
Loan origination fees	9,605
Amortization	(3,336)
Write off of deferred financing fees	(3,338)
Balance—January 2, 2021	$18,367
Amortization	(3,202)
Write off of deferred financing fees	(2,116)
Balance—January 1, 2022	$13,049

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC, which was amended on November 30, 2020, for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.20%, (iii) $1.5 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary and (iv) $10.0 million CAD revolving foreign exchange facility available to purchase foreign exchange forward contracts. There were no amounts outstanding under this agreement as of January 1, 2022 or January 2, 2021.

(9) Income Taxes
Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its member and is generally not subject to federal or state income tax. However, certain subsidiaries, or subsidiary groups, file federal, state, and Canadian income tax returns due to their status as C corporations or laws within that jurisdiction. The provision for income taxes is primarily composed of federal, state and local income taxes for the subsidiary entities that have C corporation status.

For the years ended January 1, 2022, January 2, 2021 and December 28, 2019, income taxes consisted of the following:

	2021	2020	2019
Provision for income taxes:
Current	$8,459	$3,827	$69
Deferred	12,490	(2,764)	6,316
Income tax expense (benefit)	$20,949	$1,063	$6,385

The effective tax rate on pre-tax income differs from the U.S. statutory rate of 21% for 2021, 2020 and 2019, respectively, due to the following:

	2021	2020	2019
Income tax expense (benefit) at federal statutory tax rate	$40,303	$25,577	$19,947
Less: Income tax benefit at federal statutory tax rate for LLC entities	(27,821)	(17,647)	(15,387)
State and local income taxes	3,604	2,073	1,680
Permanent differences	427	2,479	13
Effective tax rate change	201	681	(725)
Divestment differences	3,766	—	—
Unrecognized tax benefits	—	(11,525)	5,038
Valuation allowance	—	—	(2,478)
Other	469	(575)	(1,703)
Income tax benefit	$20,949	$1,063	$6,385

The following table summarizes the components of the net deferred income tax asset (liability) as January 1, 2022 and January 2, 2021:

	2021	2020
Deferred tax (liabilities) assets:
Accelerated depreciation	$(65,149)	$(70,588)
Net operating loss	11,602	26,929
Investment in limited partnership	(21,737)	(18,931)
Net intangible assets	(2,734)	(3,264)
Mining reclamation reserve	1,258	1,652
Working capital (e.g., accrued compensation, prepaid assets)	1,493	1,590
Net deferred tax liabilities	(75,267)	(62,612)
Less valuation allowance	(1,675)	(1,675)
Net deferred tax liability	$(76,942)	$(64,287)

The net deferred income tax liability as of January 1, 2022 and January 2, 2021, are included in other noncurrent liabilities on the consolidated balance sheets. As of January 1, 2022, Summit LLC had federal net operating loss carryforwards of $41.7 million, which expire between 2032 and 2037.

Valuation Allowance—The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible (including the effect of available carryback and carryforward periods) and tax-planning strategies. The deferred income tax asset related to net operating losses resides with two separate tax paying subsidiaries (or subsidiary groups) of Summit LLC. These tax payers have historically generated taxable income and forecast to continue generating taxable income; however, the use of a portion of the net operating may be limited.

	2021	2020
Valuation Allowance:
Beginning balance	$(1,675)	$(1,675)
Current year decreases (increases) from operations	—	—
Ending balance	$(1,675)	$(1,675)

As of January 1, 2022 and January 2, 2021, a $1.7 million and $1.7 million, respectively, valuation allowance has been recorded on net deferred tax assets where realization of our net operating losses are not more likely than not.
The Company does not have any unrecognized tax benefits as of January 1, 2022 or January 2, 2021. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the years ended January 1, 2022 and January 2, 2021.
Tax years from 2016 to 2020 remain open and subject to audit by federal, Canadian, and state tax authorities. No income tax expense or benefit was recognized in other comprehensive loss in 2021, 2020 or 2019.

Tax Distributions  – The holders of Summit Holdings’ LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for pro rata cash distributions (“tax distributions”) to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. In general, these tax distributions are computed based on Summit Holdings’ estimated taxable income allocated to Summit Inc. multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to a corporate resident in New York, New York. No material distributions were made in the years ended January 1, 2022 and January 2, 2021.

(10) Members’ Interest

Summit LLC is a wholly owned indirect subsidiary of Summit Holdings, whose primary owner is Summit Inc. Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Accumulated other comprehensive income (loss) - The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	income (loss)
Balance — December 28 , 2019	$(6,317)	$(14,654)	$—	$(20,971)
Postretirement liability adjustment	(2,229)	—	—	(2,229)
Foreign currency translation adjustment	—	4,617	—	4,617
Balance — January 2, 2021	$(8,546)	$(10,037)	$—	$(18,583)
Postretirement liability adjustment	1,303	—	—	1,303
Foreign currency translation adjustment	—	1,254	—	1,254
Balance — January 1, 2022	$(7,243)	$(8,783)	$—	$(16,026)

(11) Supplemental Cash Flow Information

Supplemental cash flow information for the years ended January 1, 2022, January 2, 2021 and December 28, 2019 was as follows:

	2021	2020	2019
Cash payments:
Interest	$81,592	$99,551	$104,614
Payments for income taxes, net	7,580	1,754	(919)
Operating cash payments on operating leases	10,955	10,452	10,618
Operating cash payments on finance leases	2,162	3,132	3,051
Finance cash payments on finance leases	17,278	14,408	13,164
Non cash financing activities:
Right of use assets obtained in exchange for operating lease obligations	$11,528	$4,849	$5,842
Right of use assets obtained in exchange for finance leases obligations	1,125	18,016	23,965

(12) Stock-Based Compensation

Prior to the IPO and related Reorganization, the capital structure of Summit Holdings consisted of six different classes of limited partnership units, each of which was subject to unique distribution rights. In connection with the IPO and the related Reorganization, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating LP Units. Holders of the LP Units periodically exchange their LP Units for shares of Class A common Stock of Summit Inc.

Omnibus Incentive Plan

In 2015, our Board of Directors and stockholders adopted the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the "Plan"), which allows for grants of equity-based awards in the form of stock options, stock appreciation rights, restricted stock and restricted stock units, performance units, and other stock-based awards. The Plan authorizes the issuance of up to 13,500,000 shares of Class A common stock in the form of restricted stock units and stock options.

At Summit Inc.’s May 2021 annual meeting of stockholders (the “May 2021 Annual Meeting”), Summit Inc.'s stockholders approved an increase to the number of shares of Summit Inc. Class A common stock that may be issued under the Plan by 4,000,000 shares of Class A common stock from the 13,500,000 shares of Class A common stock which were previously authorized for issuance to a total of 17,500,000, of which 7.9 million shares of Class A common stock were available for future grants as of January 1, 2022.

Employee Stock Purchase Plan

At the May 2021 Annual Meeting, Summit Inc.'s stockholders approved the Summit Materials, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”), which authorized 5,500,000 shares of Class A common stock for issuance under the ESPP. All eligible employees may voluntarily enroll to purchase the Class A common stock of Summit Inc. through payroll deductions at a price equal to 85% of the lower of the fair market values of the stock as of the beginning or the end of six-month offering periods. Compensation expense is measured as the discount the employee is entitled to upon purchase and is recognized over the offering period. As of January 1, 2022, 5.5 million shares of Class A common stock were reserved for future issuance through the ESPP.

Restricted Stock

Restricted Stock with Service-Based Vesting—Under the Plan, the Compensation Committee of the Board of Directors (the “Compensation Committee”) has granted restricted stock to members of the Board of Directors, executive officers and other key employees. These awards contain service conditions associated with continued employment or service. The terms of the restricted stock provide voting and regular dividend rights to holders of the awards. Upon vesting, the restrictions on the restricted stock lapse and the shares are considered issued and outstanding for accounting purposes.

In each of 2021, 2020 and 2019, the Compensation Committee granted restricted stock to executives and key employees under the Plan as part of our annual equity award program, which vest over a two or three year period, subject to continued employment or service. From time to time, the Compensation Committee grants restricted stock to newly hired or promoted employees or other employees who have achieved extraordinary personal performance objectives.

Further, in each of 2021, 2020 and 2019, the Compensation Committee granted 34,672, 42,736 and 65,144 shares, respectively, to non-employee members of the Board of Directors for their annual service as directors. These restricted stock grants vest over a one year period.

In measuring compensation expense associated with the grant of restricted stock, we use the fair value of the award, determined as the closing stock price for our Class A common stock on the date of grant. Compensation expense is recorded monthly over the vesting period of the award.

Restricted stock with Service- and Market-Condition-Based Vesting—In 2021, 2020 and 2019, the Compensation Committee granted restricted stock to certain members of our executive team as part of their annual compensation package. The restricted stock vests at the end of a three year performance period, based on our total stock return (“TSR”) ranking relative to companies in the S&P Building & Construction Select Industry Index, subject to continued employment.

Compensation expense is recorded monthly over the vesting period of the awards. The following table summarizes information for the equity awards granted in 2021:

	Options		Restricted Stock Units		Performance Stock Units		Warrants
		Weighted		Weighted		Weighted		Weighted
		average grant-	Number of	average grant-	Number of	average grant-		average grant-
	Number of	date fair value	restricted	date fair value	performance	date fair value	Number of	date fair value
	options	per unit	stock units	per unit	stock units	per unit	warrants	per unit
Beginning balance—January 2, 2021	2,038,473	$9.16	2,134,951	$18.64	428,875	$28.64	100,037	$18.00
Granted	—	—	727,655	28.91	129,060	47.34	—	—
Forfeited/ Canceled	—	—	(360,349)	19.06	(147,578)	36.10	—	—
Exercised	(1,745,940)	9.30	—	—	—	—	(68,518)	18.00
Vested	—	—	(1,020,265)	19.82	—	—	—	—
Balance—January 1, 2022	292,533	$9.22	1,481,992	$22.76	410,357	$31.84	31,519	$18.00

The fair value of the time-vesting options granted was estimated as of the grant date using the Black-Scholes-Merton model, which requires the input of subjective assumptions, including the expected volatility and the expected term. The fair value of the performance stock units granted was estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term. No options to purchase common stock were granted in 2021, 2020 and 2019.

	Performance Stock Units
	2021	2020	2019
Risk-free interest rate	0.29%	0.85%	2.49%
Dividend yield	N/A	N/A	N/A
Volatility	70%	39%	36%
Expected term	3 years	3 years	3 years

The risk-free rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period approximating the expected term. As Summit Holdings has not historically and does not plan to issue regular dividends, a dividend yield of zero was used. The volatility assumption is based on reported data of a peer group of publicly traded companies for which historical information was available adjusted for the Company’s capital structure. The expected term is based on expectations about future exercises and represents the period of time that the units granted are expected to be outstanding.

Compensation expense for time-vesting interests granted is based on the grant date fair value. The Company recognizes compensation costs on a straight-line basis over the service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur. Share-based compensation expense, which is recognized in general and administrative expenses, totaled $19.7 million, $28.9 million and $20.4 million in the years ended January 1, 2022, January 2,

2021 and December 28, 2019, respectively. As of January 1, 2022, unrecognized compensation cost totaled $21.7 million. The weighted average remaining contractual term over which the unrecognized compensation cost is to be recognized is 1.8 years as of year-end 2021.

As of January 1, 2022, the intrinsic value of outstanding options, restricted stock units and performance stock units was $6.0 million, $59.5 million and $16.5 million, respectively, and the remaining contractual term was 3.9 years, 0.8 years and 1.1 years, respectively. The weighted average strike price of 0.3 million exercisable stock options outstanding as of January 1, 2022 was $19.75 per share.

(13) Employee Benefit Plans

Defined Contribution Plan—The Company sponsors employee 401(k) savings plans for its employees, including certain union employees. The plans provide for various required and discretionary Company matches of employees’ eligible compensation contributed to the plans. The expense for the defined contribution plans was $10.9 million, $12.1 million and $11.7 million for the years ended January 1, 2022, January 2, 2021 and December 28, 2019, respectively.

Defined Benefit and Other Postretirement Benefits Plans—The Company’s subsidiary, Continental Cement, sponsors two noncontributory defined benefit pension plans for hourly and salaried employees. The plans are closed to new participants and benefits are frozen. Pension benefits for eligible hourly employees are based on a monthly pension factor for each year of credited service. Pension benefits for eligible salaried employees are generally based on years of service and average eligible compensation. Continental Cement also sponsors two unfunded healthcare and life insurance benefits plans for certain eligible retired employees.

The funded status of the pension and other postretirement benefit plans is recognized in the consolidated balance sheets as the difference between the fair value of plan assets and the benefit obligations. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”) and for the healthcare and life insurance benefits plans, the benefit obligation is the accumulated postretirement benefit obligation (“APBO”). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. However, since the plans’ participants are not subject to future compensation increases, the plans’ PBO equals the accumulated benefit obligation (“ABO”). The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligations is based on the Company’s estimates and actuarial valuations. These valuations reflect the terms of the plan and use participant-specific information, such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest-crediting rates and mortality rates.

The Company uses December 31 as the measurement date for its defined benefit pension and other postretirement benefit plans.

Obligations and Funded Status—The following information is as of January 1, 2022 and January 2, 2021 and for the years ended January 1, 2022, January 2, 2021 and December 28, 2019:

	2021		2020
	Pension	Healthcare	Pension	Healthcare
	benefits	& Life Ins.	benefits	& Life Ins.
Change in benefit obligations:
Beginning of period	$27,827	$9,229	$26,181	$9,090
Service cost	58	194	71	176
Interest cost	550	189	733	242
Actuarial (gain) loss	(1,594)	1,143	2,425	676
Benefits paid	(1,575)	(965)	(1,583)	(955)
End of period	$25,266	$9,790	$27,827	$9,229

Change in fair value of plan assets:
Beginning of period	$19,058	$—	$18,242	$—
Actual return on plan assets	1,304	—	1,916	—
Employer contributions	1,217	965	483	955
Benefits paid	(1,575)	(965)	(1,583)	(955)
End of period	$20,004	$—	$19,058	$—

Funded status of plans	$(5,262)	$(9,790)	$(8,769)	$(9,229)
Current liabilities	$—	$(723)	$—	$(636)
Noncurrent liabilities	(5,262)	(9,067)	(8,769)	(8,593)
Liability recognized	$(5,262)	$(9,790)	$(8,769)	$(9,229)

Amounts recognized in accumulated other comprehensive income:
Net actuarial (gain) loss	$8,261	$3,591	$10,689	$2,707
Prior service cost	—	(1,449)	—	(1,690)
Total amount recognized	$8,261	$2,142	$10,689	$1,017

The amount recognized in accumulated other comprehensive income (“AOCI”) is the actuarial loss (credit) and prior service cost, which has not yet been recognized in periodic benefit cost.

	2021		2020		2019
	Pension	Healthcare	Pension	Healthcare	Pension	Healthcare
	benefits	& Life Ins.	benefits	& Life Ins.	benefits	& Life Ins.
Amounts recognized in other comprehensive (income) loss:
Net actuarial loss (gain)	$(2,000)	$1,143	$1,728	$675	$1,760	$165
Amortization of prior year service cost	—	241	—	241	—	241
Amortization of gain	(428)	(259)	(326)	(89)	(202)	(39)
Total amount recognized	$(2,428)	$1,125	$1,402	$827	$1,558	$367
Components of net periodic benefit cost:
Service cost	$58	$194	$71	$176	$60	$166
Interest cost	550	189	733	242	928	321
Amortization of gain	428	259	326	89	202	39
Expected return on plan assets	(898)	—	(1,221)	—	(1,244)	—
Amortization of prior service credit	—	(241)	—	(241)	—	(241)
Net periodic (expense) benefit cost	$138	$401	$(91)	$266	$(54)	$285

Assumptions—Weighted-average assumptions used to determine the benefit obligations as of year-end 2021 and 2020 are:

	2021		2020
		Healthcare		Healthcare
	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.
Discount rate	2.49% - 2.70%	2.30% - 2.50%	1.84% - 2.14%	1.80% - 1.82%
Expected long-term rate of return on plan assets	5.00%	N/A	7.00%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended January 1, 2022, January 2, 2021 and December 28, 2019:

	2021		2020		2019
		Healthcare		Healthcare		Healthcare
	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.
Discount rate	1.84% - 2.14%	1.82% - 2.50%	2.78% - 2.96%	2.73% - 2.79%	3.90% - 4.02%	3.87% - 3.91%
Expected long-term rate of return on plan assets	5.00%	N/A	7.00%	N/A	7.00%	N/A

The expected long-term return on plan assets is based upon the Plans’ consideration of historical and forward-looking returns and the Company’s estimation of what a portfolio, with the target allocation described below, will earn over a long-term horizon. The discount rate is derived using the FTSE Pension Discount Curve.

Assumed health care cost trend rates were 8.0% as of year-end 2021 and 2020, grading to an ultimate trend rate of 4.5% in 2035. Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s healthcare and life insurance benefits plans.

Plan Assets—The defined benefit pension plans’ (the “Plans”) investment strategy is to minimize investment risk while generating acceptable returns. The Plans currently invest a relatively high proportion of the plan assets in fixed income securities, while the remainder is invested in equity securities, cash reserves and precious metals. The equity securities are diversified into funds with growth and value investment strategies. The target allocation for plan assets is as follows: equity securities—30%; fixed income securities—63%; cash reserves—5%; and precious metals—2%. The Plans’ current investment allocations are within the tolerance of the target allocation. The Company had no Level 3 investments as of or for the years ended January 1, 2022 and January 2, 2021.

At year-end 2021 and 2020, the Plans’ assets were invested predominantly in fixed-income securities and publicly traded equities, but may invest in other asset classes in the future subject to the parameters of the investment policy. The Plans’ investments in fixed-income assets include U.S. Treasury and U.S. agency securities and corporate bonds. The Plans’ investments in equity assets include U.S. and international securities and equity funds. The Company estimates the fair value of the Plans’ assets using various valuation techniques and, to the extent available, quoted market prices in active markets or observable market inputs. The descriptions and fair value methodologies for the Plans’ assets are as follows:

Fixed Income Securities—Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Equity Securities—Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Cash—The carrying amounts of cash approximate fair value due to the short-term maturity.

Precious Metals—Precious metals are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

The fair value of the Plans’ assets by asset class and fair value hierarchy level as of January 1, 2022 and January 2, 2021 are as follows:

	2021
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate—government	$3,412	$3,412	$—
Intermediate—corporate	4,424	—	4,424
Short-term—government	1,727	1,727	—
Short-term—corporate	79	—	79
International	821	—	821
Equity securities:
U.S. Large cap value	1,912	1,912	—
U.S. Large cap growth	1,330	1,330	—
U.S. Mid cap value	750	750	—
U.S. Mid cap growth	526	526	—
U.S. Small cap value	730	730	—
U.S. Small cap growth	491	491	—
International	1,188	396	792
Emerging Markets	374	374	—
Commodities Broad Basket	1,058	202	856
Cash	1,182	1,182	—
Total	$20,004	$13,032	$6,972

	2020
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate—government	$3,294	$3,294	$—
Intermediate—corporate	3,218	—	3,218
Short-term—government	705	705	—
Short-term—corporate	448	—	448
International	1,086	—	1,086
Equity securities:
U.S. Large cap value	1,516	1,516	—
U.S. Large cap growth	1,483	1,483	—
U.S. Mid cap value	631	631	—
U.S. Mid cap growth	619	619	—
U.S. Small cap value	663	663	—
U.S. Small cap growth	650	650	—
International	1,227	407	820
Emerging Markets	409	409	—
Commodities Broad Basket	1,002	182	820
Cash	2,107	2,107	—
Total	$19,058	$12,666	$6,392

Cash Flows—The Company expects to contribute approximately $0.8 million and $0.7 million in 2022 to its pension plans and to its healthcare and life insurance benefits plans, respectively.

The estimated benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension	Healthcare and Life
	benefits	Insurance Benefits
2022	$1,693	$723
2023	1,695	716
2024	1,655	720
2025	1,615	730
2026	1,595	736
2027 - 2031	7,371	3,560

Multiemployer Pension Plans— In 2018, through an acquisition, the Company assumed an obligation to contribute to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in multiemployer pension plans are different from single-employer plans. Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer ceases contributing to the plan, the unfunded obligations of the plan are the responsibility of the remaining participating employers.

The Company's participation in these plans for the annual period ended December 31, 2021, is outlined in the table below. The ''EIN/Pension Plan Number" column provides the Employer Identification Number (EIN) and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2021 and 2020 is for the plan 's year end at December 31, 2021, and December 31, 2020, respectively. The zone status is based on information the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The "Surcharge Imposed" column indicates whether a surcharge has been imposed on contributions to the plan. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject. There have been no significant changes that affect the comparability of 2021 and 2020 contributions.

								Expiration Date of
		Pension Protection Act		FIP/RP Status	Contributions of Company			Collective-
Pension	EIN/ Pension	Zone Status		Pending/	($ in thousands)		Surcharge	Bargaining
Trust Fund	Plan Number	2021	2020	Implemented	2021	2020	Imposed	Agreement
Construction Industry Laborers Pension Fund	43-6060737/001	Green - as of December 31, 2020	Green - as of December 31, 2019	None	$107	$100	No	3/31/2026
Operating Engineers Local 101 Pension Plan	43-6059213/001	Green - as of December 31, 2020	Green - as of December 31, 2019	None	19	20	No	3/31/2026
Total Contributions					$126	$120

The Company was not listed as providing more than 5% of the total contributions for the Operating Engineers Local 101 Pension Plan or the Construction Industry Laborers Pension Fund for the plan years 2021 and 2020 per the plans' Forms 5500. As of the date of the filing of this annual report on Form 10-K, Forms 5500 were not available for the plan year ending December 31, 2021.

(14) Accrued Mining and Landfill Reclamation

The Company has asset retirement obligations arising from regulatory or contractual requirements to perform certain reclamation activities at the time that certain quarries and landfills are closed, which are primarily included in other noncurrent liabilities on the consolidated balance sheets. The current portion of the liabilities, $7.4 million and $10.0 million as of January 1, 2022 and January 2, 2021, respectively, is included in accrued expenses on the consolidated balance sheets. The total undiscounted anticipated costs for site reclamation as of January 1, 2022 and January 2, 2021 were $112.4 million and $112.8 million, respectively. The liabilities were initially measured at fair value and are subsequently adjusted for accretion expense, payments and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The following table presents the activity for the asset retirement obligations for the years ended January 1, 2022 and January 2, 2021:

	2021	2020
Beginning balance	$43,603	$36,676
Acquired obligations	337	861
Change in cost estimate	1,427	6,523
Settlement of reclamation obligations	(3,240)	(3,095)
Accretion expense	2,924	2,638
Ending balance	$45,051	$43,603

(15) Commitments and Contingencies

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are currently not able to predict the ultimate outcome or cost of the investigation.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

(16) Leases

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements we have entered into or reassessed, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of ASU No. 2016-2, Leases (Topic 842). Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	2021	2020	2019
Operating lease cost	$10,650	$10,134	$10,451
Variable lease cost	382	316	423
Short-term lease cost	42,764	44,066	38,417
Financing lease cost:
Amortization of right-of-use assets	9,902	12,598	11,062
Interest on lease liabilities	2,097	3,068	3,171
Total lease cost	$65,795	$70,182	$63,524

	2021	2020
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets	$30,150	$28,543

Current operating lease liabilities	$6,497	$8,188
Noncurrent operating lease liabilities	28,880	21,500
Total operating lease liabilities	$35,377	$29,688
Finance leases:
Property and equipment, gross	$68,982	$92,679
Less accumulated depreciation	(31,404)	(32,828)
Property and equipment, net	$37,578	$59,851

Current finance lease liabilities	$17,624	$24,601
Long-term finance lease liabilities	14,982	31,727
Total finance lease liabilities	$32,606	$56,328

	2021	2020
Weighted average remaining lease term (years):
Operating leases	9.7	8.7
Finance lease	2.3	2.4

Weighted average discount rate:
Operating leases	4.4%	5.3%
Finance leases	5.2%	5.2%

Maturities of lease liabilities, as of January 1, 2022, were as follows:
	Operating Leases	Finance Leases
2022	$7,819	$18,737
2023	6,017	7,800
2024	4,612	3,209
2025	3,387	2,583
2026	2,763	990
Thereafter	19,967	1,843
Total lease payments	44,565	35,162
Less imputed interest	(9,188)	(2,556)
Present value of lease payments	$35,377	$32,606

The Company has lease agreements associated with quarry facilities under which royalty payments are made. The payments are generally based on tons sold in a particular period; however, certain agreements have minimum annual payments. Royalty expense recorded in cost of revenue during the years ended January 1, 2022, January 2, 2021 and December 28, 2019 was $34.8 million, $29.2 million and $24.3 million, respectively. Minimum contractual commitments for the subsequent five years under royalty agreements are as follows:

Royalty
Agreements
2022	$10,975
2023	10,954
2024	10,466
2025	10,158
2026	9,100

(17) Fair Value of Financial Instruments

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The fair value of contingent consideration as of January 1, 2022 and January 2, 2021 was:

	2021	2020
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$129	$654
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$1,239	$1,209

The fair value accounting guidance establishes the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level  1 —  Quoted prices in active markets for identical assets and liabilities.
Level 2 —  Observable inputs, other than quoted prices, for similar assets or liabilities in active markets.
Level 3 —  Unobservable inputs, which includes the use of valuation models.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of January 1, 2022 and January 2, 2021 were:

	January 1, 2022		January 2, 2021
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 1
Long-term debt(1)	$1,653,085	$1,609,298	$1,971,087	$1,915,425
Level 3
Current portion of deferred consideration and noncompete obligations(2)	12,981	12,981	7,173	7,173
Long term portion of deferred consideration and noncompete obligations(3)	32,130	32,130	11,037	11,037
______________________
(1)    $6.4 million was included in current portion of debt as of January 1, 2022 and January 2, 2021.
(2)    Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)    Included in acquisition-related liabilities on the consolidated balance sheets.

Level 1 fair values are used to value investments in publicly-traded entities and assumed obligations for publicly-traded long-term debt.

Level 2 fair values are typically used to value acquired receivables, inventories, machinery and equipment, land, buildings, deferred income tax assets and liabilities, liabilities for asset retirement obligations, environmental remediation and compliance obligations. Additionally, Level 2 fair values are typically used to value assumed contracts at other-than-market rates.

Level 3 fair values are used to value acquired mineral reserves and leased mineral interests and other identifiable intangible assets. The fair values of mineral reserves and leased mineral interests are determined using an excess earnings approach, which requires management to estimate future cash flows. The estimate of future cash flows is based on available historical information and forecasts determined by management, but is inherently uncertain. Key assumptions in estimating future cash flows include sales price, volumes and expected profit margins, net of capital requirements. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model and is based on the required rate of return that a hypothetical market participant would assume if purchasing the acquired business.

The Level 3 fair values of contingent consideration were based on projected probability-weighted cash payments and a 9.5% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material adjustments to the fair value of contingent consideration in 2021 or 2020. The fair values of the deferred consideration and noncompete obligations were determined based on the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

(18) Segment Information

The Company has three operating segments: West; East; and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure. The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of and for the years ended January 1, 2022, January 2, 2021 and December 28, 2019:

	2021	2020	2019
Revenue*:
West	$1,262,061	$1,262,196	$1,122,338
East	849,374	799,633	809,098
Cement	298,234	270,622	290,704
Total revenue	$2,409,669	$2,332,451	$2,222,140
______________________
*   Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	2021	2020	2019
Income from operations before taxes	$191,920	$121,800	$94,982
Interest expense	92,178	103,291	115,988
Depreciation, depletion and amortization	226,442	218,682	214,886
Accretion	2,924	2,638	2,216
Loss on debt financings	6,016	4,064	14,565
Gain on sale of businesses	(20,011)	—	—
Non-cash compensation	19,705	28,857	20,403
Other	908	2,957	(3,800)
Total Adjusted EBITDA	$520,082	$482,289	$459,240

Total Adjusted EBITDA by Segment:
West	$271,560	$271,052	$204,868
East	181,483	162,275	187,625
Cement	117,159	92,956	103,438
Corporate and other	(50,120)	(43,994)	(36,691)
Total Adjusted EBITDA	$520,082	$482,289	$459,240

	2021	2020	2019
Purchases of property, plant and equipment
West	$94,056	$67,500	$71,397
East	89,727	92,528	77,894
Cement	26,962	15,071	25,691
Total reportable segments	210,745	175,099	174,982
Corporate and other	1,237	2,150	2,513
Total purchases of property, plant and equipment	$211,982	$177,249	$177,495

	2021	2020	2019
Depreciation, depletion, amortization and accretion:
West	$99,470	$93,866	$93,256
East	86,623	86,205	81,403
Cement	39,024	37,267	38,447
Total reportable segments	225,117	217,338	213,106
Corporate and other	4,249	3,982	3,996
Total depreciation, depletion, amortization and accretion	$229,366	$221,320	$217,102

	2021	2020	2019
Total assets:
West	$1,512,298	$1,503,382	$1,379,684
East	1,292,638	1,303,742	1,288,835
Cement	844,086	850,835	868,528
Total reportable segments	3,649,022	3,657,959	3,537,047
Corporate and other	386,537	419,175	319,176
Total	$4,035,559	$4,077,134	$3,856,223

(19) Senior Notes’ Guarantor and Non-Guarantor Financial Information

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.
There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.
The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors. Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets
January 1, 2022

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$365,044	$2,264	$18,337	$(4,684)	$380,961
Accounts receivable, net	94	264,888	22,185	59	287,226
Intercompany receivables	366,619	1,746,909	—	(2,113,528)	—
Cost and estimated earnings in excess of billings	—	6,942	658	—	7,600
Inventories	—	175,211	5,549	—	180,760
Other current assets	3,036	8,920	1,107	—	13,063
Total current assets	734,793	2,205,134	47,836	(2,118,153)	869,610
Property, plant and equipment, net	10,013	1,742,721	90,174	—	1,842,908
Goodwill	—	1,104,019	60,731	—	1,164,750
Intangible assets, net	—	64,466	4,930	—	69,396
Operating lease right-of-use assets	5,612	19,693	4,845	—	30,150
Other assets	4,417,039	220,500	576	(4,579,370)	58,745
Total assets	$5,167,457	$5,356,533	$209,092	$(6,697,523)	$4,035,559
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$6,354	$—	$—	$—	$6,354
Current portion of acquisition-related liabilities	—	13,110	—	—	13,110
Accounts payable	6,284	114,405	8,095	59	128,843
Accrued expenses	55,440	94,858	2,522	(4,684)	148,136
Current operating lease liabilities	780	5,053	664	—	6,497
Intercompany payables	1,607,816	502,334	3,378	(2,113,528)	—
Billings in excess of costs and estimated earnings	—	6,960	441	—	7,401
Total current liabilities	1,676,674	736,720	15,100	(2,118,153)	310,341
Long-term debt	1,591,019	—	—	—	1,591,019
Acquisition-related liabilities	—	33,369	—	—	33,369
Noncurrent operating lease liabilities	9,647	15,101	4,132	—	28,880
Other noncurrent liabilities	5,173	227,348	118,906	(164,421)	187,006
Total liabilities	3,282,513	1,012,538	138,138	(2,282,574)	2,150,615
Total members' interest	1,884,944	4,343,995	70,954	(4,414,949)	1,884,944
Total liabilities and members' interest	$5,167,457	$5,356,533	$209,092	$(6,697,523)	$4,035,559

Condensed Consolidating Balance Sheets
January 2, 2021

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$401,074	$10,287	$10,461	$(3,641)	$418,181
Accounts receivable, net	4	230,199	24,384	109	254,696
Intercompany receivables	404,459	1,303,293	—	(1,707,752)	—
Cost and estimated earnings in excess of billings	—	7,504	1,162	—	8,666
Inventories	—	193,417	6,891	—	200,308
Other current assets	2,840	6,797	1,791	—	11,428
Total current assets	808,377	1,751,497	44,689	(1,711,284)	893,279
Property, plant and equipment, net	9,410	1,746,045	94,714	—	1,850,169
Goodwill	—	1,142,083	60,208	—	1,202,291
Intangible assets, net	—	47,852	—	—	47,852
Operating lease right-of-use assets	2,615	21,880	4,048	—	28,543
Other assets	4,022,729	207,699	493	(4,175,921)	55,000
Total assets	$4,843,131	$4,917,056	$204,152	$(5,887,205)	$4,077,134
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$6,354	$—	$—	$—	$6,354
Current portion of acquisition-related liabilities	—	7,827	—	—	7,827
Accounts payable	3,889	108,805	8,619	109	121,422
Accrued expenses	54,108	106,320	4,014	(3,641)	160,801
Current operating lease liabilities	913	6,114	1,161	—	8,188
Intercompany payables	1,215,043	485,401	7,308	(1,707,752)	—
Billings in excess of costs and estimated earnings	—	15,508	991	—	16,499
Total current liabilities	1,280,307	729,975	22,093	(1,711,284)	321,091
Long-term debt	1,892,347	—	—	—	1,892,347
Acquisition-related liabilities	—	12,246	—	—	12,246
Noncurrent operating lease liabilities	2,567	16,062	2,871	—	21,500
Other noncurrent liabilities	5,142	208,540	117,921	(164,421)	167,182
Total liabilities	3,180,363	966,823	142,885	(1,875,705)	2,414,366
Total members' interest	1,662,768	3,950,233	61,267	(4,011,500)	1,662,768
Total liabilities and members' interest	$4,843,131	$4,917,056	$204,152	$(5,887,205)	$4,077,134

Condensed Consolidating Statements of Operations and Comprehensive Income
Year Ended January 1, 2022

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$2,307,127	$116,408	$(13,866)	$2,409,669
Cost of revenue (excluding items shown separately below)	—	1,665,196	85,080	(13,866)	1,736,410
General and administrative expenses	70,384	116,374	4,070	—	190,828
Depreciation, depletion, amortization and accretion	4,249	213,900	11,217	—	229,366
Operating (loss) income	(74,633)	311,657	16,041	—	253,065
Other income, net	(382,983)	(15,891)	(588)	388,440	(11,022)
Interest expense (income)	135,206	(48,529)	5,501	—	92,178
Gain on sale of business	—	(20,011)	—	—	(20,011)
Income from operation before taxes	173,144	396,088	11,128	(388,440)	191,920
Income tax expense	2,173	16,079	2,697	—	20,949
Net income attributable to Summit LLC	$170,971	$380,009	$8,431	$(388,440)	$170,971
Comprehensive income attributable to member of Summit Materials, LLC	$173,528	$378,706	$7,177	$(385,883)	$173,528

Condensed Consolidating Statements of Operations and Comprehensive Income
Year ended January 2, 2021

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$2,259,865	$89,752	$(17,166)	$2,332,451
Cost of revenue (excluding items shown separately below)	—	1,663,957	63,863	(17,166)	1,710,654
General and administrative expenses	72,504	96,526	6,274	—	175,304
Depreciation, depletion, amortization and accretion	3,983	210,038	7,299	—	221,320
Operating (loss) income	(76,487)	289,344	12,316	—	225,173
Other (income) loss, net	(328,914)	(2,473)	(198)	331,667	82
Interest expense (income)	130,176	(31,402)	4,517	—	103,291
Income from operation before taxes	122,251	323,219	7,997	(331,667)	121,800
Income tax expense (benefit)	1,514	(4,737)	4,286	—	1,063
Net income attributable to Summit LLC	$120,737	$327,956	$3,711	$(331,667)	$120,737
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$123,125	$330,185	$(906)	$(329,279)	$123,125

Condensed Consolidating Statements of Operations and Comprehensive Income
Year ended December 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$2,139,457	$94,879	$(12,196)	$2,222,140
Cost of revenue (excluding items shown separately below)	—	1,587,374	70,838	(12,196)	1,646,016
General and administrative expenses	58,099	81,434	5,931	—	145,464
Depreciation, depletion, amortization and accretion	3,997	207,277	5,828	—	217,102
Operating (loss) income	(62,096)	263,372	12,282	—	213,558
Other (income) loss, net	(279,517)	(8,767)	(790)	291,662	2,588
Interest expense (income)	127,734	(16,561)	4,815	—	115,988
Income from continuing operations before taxes	89,687	288,700	8,257	(291,662)	94,982
Income tax (benefit) expense	1,090	3,377	1,918	—	6,385
Net income attributable to member of Summit Materials, LLC	$88,597	$285,323	$6,339	$(291,662)	$88,597
Comprehensive income attributable to member of Summit Materials, LLC	$91,242	$287,394	$1,623	$(289,017)	$91,242

Condensed Consolidating Statements of Cash Flows
For the year ended January 1, 2022

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(136,008)	$471,106	$26,831	$—	$361,929
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(19,513)	—	—	(19,513)
Purchase of property, plant and equipment	(1,237)	(201,038)	(9,707)	—	(211,982)
Proceeds from the sale of property, plant, and equipment	—	10,894	780	—	11,674
Proceeds from the sale of a business	—	128,337	—	—	128,337
Other	—	236	—	—	236
Net cash used for investing activities	(1,237)	(81,084)	(8,927)	—	(91,248)
Cash flow from financing activities:
Proceeds from investment by member	29,685	2,766	—	—	32,451
Loans received from and payments made on loans from other Summit Companies	381,393	(370,940)	(9,410)	(1,043)	—
Payments on long-term debt	(306,355)	(22,011)	(644)	—	(329,010)
Payments on acquisition-related liabilities	—	(7,860)	—	—	(7,860)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(1,008)	—	—	—	(1,008)
Net cash provided by (used in) financing activities	101,215	(398,045)	(10,054)	(1,043)	(307,927)
Impact of cash on foreign currency	—	—	26	—	26
Net (decrease) increase in cash	(36,030)	(8,023)	7,876	(1,043)	(37,220)
Cash — Beginning of period	401,074	10,287	10,461	(3,641)	418,181
Cash — End of period	$365,044	$2,264	$18,337	$(4,684)	$380,961

Condensed Consolidating Statements of Cash Flows
For the year ended January 2, 2021

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(135,895)	$502,595	$42,169	$—	$408,869
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(92,085)	(31,392)	—	(123,477)
Purchase of property, plant and equipment	(2,150)	(173,228)	(1,871)	—	(177,249)
Proceeds from the sale of property, plant, and equipment	—	13,935	83	—	14,018
Other	—	1,121	—	—	1,121
Net cash used for investing activities	(2,150)	(250,257)	(33,180)	—	(285,587)
Cash flow from financing activities:
Proceeds from investment by member	(91,142)	87,925	4,260	—	1,043
Net proceeds from debt issuance	700,000	—	—	—	700,000
Loans received from and payments made on loans from other Summit Companies	298,656	(288,711)	(12,781)	2,836	—
Payments on long-term debt	(657,942)	(15,911)	(192)	—	(674,045)
Payments on acquisition-related liabilities	—	(30,757)	—	—	(30,757)
Financing costs	(9,605)	—	—	—	(9,605)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(822)	(85)	—	—	(907)
Net cash provided by (used in) financing activities	236,645	(247,539)	(8,713)	2,836	(16,771)
Impact of cash on foreign currency	—	—	351	—	351
Net increase in cash	98,600	4,799	627	2,836	106,862
Cash — Beginning of period	302,474	5,488	9,834	(6,477)	311,319
Cash — End of period	$401,074	$10,287	$10,461	$(3,641)	$418,181

Condensed Consolidating Statements of Cash Flows
For the year ended December 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(112,019)	$431,323	$17,880	$—	$337,184
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(5,392)	—	—	(5,392)
Purchase of property, plant and equipment	(2,513)	(163,652)	(11,330)	—	(177,495)
Proceeds from the sale of property, plant, and equipment	—	21,083	90	—	21,173
Proceeds from the sale of a business	—	—	—	—	—
Other	—	(1,095)	—	—	(1,095)
Net cash used for investing activities	(2,513)	(149,056)	(11,240)	—	(162,809)
Cash flow from financing activities:
Proceeds from investment by member	(21,614)	40,690	—	—	19,076
Net proceeds from debt issuance	300,000	—	—	—	300,000
Loans received from and payments made on loans from other Summit Companies	287,029	(280,836)	(4,586)	(1,607)	—
Payments on long-term debt	(256,354)	(13,650)	(225)	—	(270,229)
Payments on acquisition-related liabilities	—	(31,383)	—	—	(31,383)
Financing costs	(6,312)	—	—	—	(6,312)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(462)	(40)	—	—	(502)
Net cash provided by financing activities	299,787	(285,219)	(4,811)	(1,607)	8,150
Impact of cash on foreign currency	—	—	286	—	286
Net (decrease) increase in cash	185,255	(2,952)	2,115	(1,607)	182,811
Cash — Beginning of period	117,219	8,440	7,719	(4,870)	128,508
Cash — End of period	$302,474	$5,488	$9,834	$(6,477)	$311,319